510 Burrard St, 3rd Floor

Date: September 06, 2011

Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: REG TECHNOLOGIES INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Extraordinary General Meeting

Record Date for Notice of Meeting :

04/10/2011

Record Date for Voting (if applicable) :

04/10/2011

Beneficial Ownership Determination Date :

04/10/2011

Meeting Date :

09/11/2011

Meeting Location (if available) :

TBD,

Vancouver, BC

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON

758916100

CA7589161008

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for REG TECHNOLOGIES INC